

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2010

<u>VIA U.S. Mail and Facsimile</u>

Antoinette P. McCorvey
Chief Financial Officer
Eastman Kodak Company
343 State Street
Rochester, NY 14650

> **Re: Eastman Kodak Company**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 22, 2010**
> **Form 10-Q for the fiscal quarter ended September 30, 2010**
> **File No. 001-87**

Dear Ms. McCorvey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Reportable Segments, page 5

1. Please disclose the information required by Item 101(c)(1)(i) of Regulation S-K, as applicable, with respect to the "SPGs" mentioned under Item 7. Include in such disclosure, as applicable, the portion of revenue derived from your licensing agreements.

Item 7. Management's Discussion and Analysis of Financial Condition and Result of Operations

Critical Accounting Policies - Revenue Recognition, page 28

2. Please revise future filings to also disclose the judgments and assumptions considered when recognizing revenue from intellectual property licenses.

Results of Operations, page 36

3. We see that throughout your discussion of each individual segment's revenues and gross profit you attribute the fluctuations to unfavorable price/mix, changes in sales, changes in volumes, and currency translation, among other items. In future filings, please also include a discussion of the underlying reasons why items discussed impacted revenues. For example you could discuss how the sales or geographic mix changed and why that particular mix increased or decreased revenues/gross profit. In addition, when you attribute the fluctuation to multiple factors, please quantify the impact of each factor on the financial statement line item.

4. In addition, we note that you attribute changes in expense line items to the cost reduction actions. In future filings, please quantify the impact of the cost reduction and restructuring activities on these expense line items.

Consumer Digital Imaging Group, page 48

5. Please provide more transparent disclosure in future filings about the amount of revenue generated from intellectual property arrangements during the periods presented. For example, please disclose the gross amount of revenue recorded from each material individual intellectual property arrangements and an indication of the recurring nature of the amounts.

6. As a related matter, please revise future filings to clearly disclose the impact on your gross margins of revenues you receive from the intellectual property arrangements mentioned in your disclosure. In this regard, it is unclear what you

mean by your disclosure that these arrangements "contributed 16.6% of segment revenues to segment gross profit dollars." In future filings, please also disclose that there are minimal direct costs associated with the intellectual property revenue. Please provide us with an example of your revised disclosure.

Consolidated Financial Statements

Note 13. Other Operating (Income) Expenses, Net, page 96

7. We reference the disclosure that you entered into a technology cross license agreement and simultaneously sold assets of your OLED group. Please tell us the terms of the license agreement and the basis for recognizing the entire $414 million as net sales when received in November 2009. Future filings should also include footnote disclosure of the terms and accounting for revenue received from significant licensing transactions.

Note 17. Retirement Plans, page 103

Fair Value Measurements, page 108

8. We reference the statement that the absolute return assets, which are primarily comprised of hedge funds, do not have readily determinable market values and that you determine fair value based on the net asset value. Please tell us how you determined that these assets are Level 2 in the fair value hierarchy rather than Level 3 investments.

9. In future filings please provide more detailed disclosure about how you determine the fair value of Level 3 pension assets for your U.S. and Non-U.S .plans. In this regard, when you state that you use multiple approaches please disclose the weighting applied to each approach and any significant assumptions used in the valuation.

Item 13. Certain Relationships . . ., page 138

10. Please ensure your disclosure clearly explains the nature of your "interested transactions with related parties." For example, it is unclear from your disclosure on page 19 of your definitive proxy statement what type of "transaction" you entered into with the University of Rochester or why that transaction did not fall within your pre-approved transactions. Please tell us and revise future filings.

Signatures, page 139

11. In future filings, please indicate below the second paragraph of text required on the signatures page of Form 10-K which individuals signed in the capacities of:

(1) principal executive officer; (2) principal financial officer; and (3) principal accounting officer or controller. We note that such persons appear to have only signed on behalf of the registrant.

Index to Exhibits, page 141

12. Please tell us why you have not filed as exhibits any license agreements that relate to your intellectual property in your Consumer Digital Imaging Group Segment or your settlements with Samsung and LG as disclosed on pages 20 and 37, respectively, of your Form 10-K.

Form 10-Q for the fiscal quarter ended September 30, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Year to Date Results of Operations - Consumer Digital Imaging Group, page 38

13. We note the disclosure regarding the settlement agreement with Samsung under which you received a non-refundable payment in December 2009 of $100 million as a deposit towards this license. We also see that the license calls for additional payments totaling $450 million throughout 2010 and that you received all but $113 million of this amount during the first nine months of 2010. We see that you recorded $550 of revenue related to this agreement during the three months ended March 31, 2010.   Please tell us the terms of the license agreement and the accounting basis for recognizing the entire $550 million during the first quarter of 2010.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. If you have other questions, please contact Celia Soehner at (202) 551-3463 or Geoff Kruczek at (202) 551-3641.

Sincerely,

Brian Cascio
Accounting Branch Chief